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Geoffrey Chan *
Shu Du *
Andrew L. Foster *
Chi T. Steve Kwok *
Edward H.P. Lam ¨*
Haiping Li *
Rory McAlpine ♦
Jonathan B. Stone *
Paloma P. Wang
♦ (Also Admitted in England & Wales)
* (Also Admitted in New York)	Skadden, Arps, Slate, Meagher & Flom 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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December 8, 2023

VIA EDGAR

Mr. Donald Field

Ms. Taylor Beech

Mr. Blaise Rhodes

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ZKH Group Limited (CIK No. 0001862044) Registration Statement on Form F-1 (File No. 333-270316)

Dear Mr. Field, Ms. Beech, Mr. Rhodes and Ms. Lumley:

On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with an estimated price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering on or around December 10, and request that the Staff declare the effectiveness of the Registration Statement on or about December 14, 2023. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

U.S. Securities and Exchange Commission
December 8, 2023

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letters from the Staff dated June 22, 2022, December 5, 2022 and December 7, 2023, respectively. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Letter from the Staff dated June 22, 2022

Notes to Consolidated Financial Statement

21. Share-based compensation, page F-46

11.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Please refer to the response to comment 9 contained in the letter from the Staff dated December 7, 2023.

Letter from the Staff dated December 5, 2022

Critical Accounting Estimates

Fair Value of Our Ordinary Shares and Valuation of Our Ordinary Shares, page 111

3.	Once you have an estimated offering price or range, please provide us with an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Please refer to the response to comment 9 contained in the letter from the Staff dated December 7, 2023.

Letter from the Staff dated December 7, 2023

Cover Page

1.	Revise to explicitly state that your Cayman Islands holding company structure involves unique risks to investors and that investors may never hold equity interests in the Chinese operating companies.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

U.S. Securities and Exchange Commission
December 8, 2023

2.	Revise to disclose the specific location of your auditor's headquarters.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 12 and 62 of the Registration Statement.

3.	Where you discuss how cash is transferred through your organization, here and on page 9, revise to include a cross reference to the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 9 of the Registration Statement.

4.	We note your disclosure that "[t]o the extent cash or assets in the business is in the PRC or a PRC entity, the funds and assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of ZKH or its subsidiaries by the PRC government to transfer cash or assets." Revise the referenced trapped cash/assets disclosure to include references to Hong Kong. In this regard, we note that your Cayman Islands holding company structure includes an intermediary Hong Kong subsidiary.

The Company respectfully submits to the Staff that there is no equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, Hong Kong entities, as of the date hereof. In the event that such restriction or limitation is imposed in Hong Kong in the future, the Company will address and provide disclosure as appropriate. The Company has revised the disclosure on the cover page of the Registration Statement to clarify.

Prospectus Summary

Permissions Required from the PRC Authorities for Our Operations, page 8

5.	We note your disclosure that "as of the date of this prospectus, [y]our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are required for their business operations in China." Revise to explicitly state whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Registration Statement.

U.S. Securities and Exchange Commission
December 8, 2023

Permissions Required from the PRC Authorities for This Offering, page 10

6.	Revise to state affirmatively whether the company and its subsidiaries have received all requisite permissions or approvals from Chinese authorities to offer the securities being registered to foreign investors and whether any permissions or approvals have been denied. In this regard, we note that the company completed a cybersecurity review with CAC and completed the required filings with CSRC.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Registration Statement.

Corporate History and Structure, page 13

7.	In the diagram of your corporate structure, revise to identify the person or entity that owns the equity in each depicted entity. In this regard, we note that you have not identified the equity owner(s) for ZKH Group Limited. Also revise to identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted. Lastly, revise to discuss and disclose your dual-class structure to include the post-offering ownership and voting power percentages of the relevant shareholder contingency groups, i.e. public shareholders versus Mr. Long Chen and the Management Shareholders.

In response to the Staff’s comment, the Company has revised disclosure on pages 14 and 98 of the Registration Statement.

Risk Factors

The approval of the China Securities Regulatory Commission..., page 61

8.	We note that the heading of this risk factor suggests CSRC approval "may" be required in connection with this offering and that you cannot predict whether you will obtain such approval, but the body of the risk factor states that approval is required and that you have already received such approval. Revise for consistency, particularly focusing on future offerings.

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Registration Statement.

Critical Accounting Estimates

Fair Value of Our Ordinary Shares and Valuation of Our Ordinary Shares, page 120

9.	Please provide us with an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. In addition, please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

IPO price range

The Company preliminarily estimates a price range of US$15.50 and US$17.50 per ADS, equivalent to US$0.44 to US$0.50 per share (the “Preliminary Price Range”) for its IPO. This represents an equity value of the Company of US$2,412 million to US$2,741 million.

U.S. Securities and Exchange Commission
December 8, 2023

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly-traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of generally comparable companies;

•	business developments impacting the Company; and

•	input received from the lead underwriters, including discussions among senior management of the Company, the Company’s Board of Directors (the “Board”) and representatives of the lead underwriters.

In determining the Preliminary Price Range, the underwriters focused on a number of valuation methodologies to triangulate the valuation, including a discounted cash flow analysis and relevant trading multiples.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. The parameters of the Preliminary Price Range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

Historical fair value determination

As stated in the Registration Statement, share-based compensation expense related to share options and restricted shares granted to employees and executives of the Company is measured at the date of grant based on the fair value of the award. The Registration Statement describes the Company’s use of the binomial option-pricing model for these purposes and describes and quantifies the significant assumptions used.

As there has been no public market for the ordinary shares to date, the estimated fair value of the ordinary shares has been determined by the Company’s Board as of the date of each share-based awards grant in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent third-party valuation firm. A detailed description of the factors considered in the determination of the fair value of the Company’s ordinary shares is set forth on pages 120 to 122 of the Amendment No.2 to Registration Statement on Form F-1.

U.S. Securities and Exchange Commission
December 8, 2023

The following table summarizes share-based awards granted during the 24 months prior to the date of this amended Registration Statement, and the estimated fair value of the Company’s ordinary shares on each grant date determined using the income approach based on management’s estimates of the discounted cash flows.

Grant date	Type of awards	No. of shares granted	Fair value per ordinary share
December 30, 2021	Restricted shares	100,000,000	RMB1.35 (US$0.21)
January 18, 2022	Share options	3,650,000	RMB1.35 (US$0.21)
February 1, 2022	Share options	34,760,697	RMB1.35 (US$0.21)
July 1, 2022	Share options	17,811,961	RMB1.40 (US$0.21)
January 18, 2023	Share options	2,806,516	RMB2.04 (US$0.30)
June 30, 2023	Share options	11,708,927	RMB2.33 (US$0.32)
December 1, 2023	Share options	66,392,000	Valuation in process*

*This is a subsequent event, and the valuation of the common stocks is still in process, which will not impact the financial statements included in this filing.

The Company’s most recent round of financing was Series F convertible note entered into in January 2022 in an aggregate principal amount of US$221.8 million and subsequently converted into 392,013,413 Series F convertible preferred shares at a conversion price of US$0.5659 per share in October 2022. The Series F financing was considered to be an arms’-length transaction due to participation by certain unrelated new investors. The Company, with the assistance of an independent third-party valuation firm, used back solve method to estimate the business entity value based on the Series F transaction price. The business entity value was then allocated to each element of the Company’s capital structure (convertible redeemable preferred shares and ordinary shares) using probability-weighted expected return method and option pricing method. In the Company’s case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Based on the above discussed method, the fair value of the ordinary shares was calculated to be RMB1.38 (US$0.21). It was compared to the estimated fair value of the ordinary shares of RMB1.35 (US$0.21) from the discounted cash flow model as described in the table above and the difference was considered not unreasonable.

Differences between the valuations of ordinary shares as of December 30, 2021 to the mid-point of Preliminary Price Range for this offering

The Company respectfully advises the Staff that the increase in the fair value of the ordinary shares of the Company from US$0.21 per ordinary share as of December 30, 2021 to US$0.47 per ordinary share, the mid-point of Preliminary Price Range for this offering, was primarily attributable to the following factors:

-	The holders of the Company’s redeemable convertible preferred shares currently enjoy substantial economic rights and preferences over the holders of its ordinary shares, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s ordinary shares and liquidation payments in preference to holders of ordinary shares, as well as the right to participate with the holders of ordinary shares in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The Preliminary Price Range assumes the automatic conversion, on a share for share basis, of all of the Company’s convertible preferred shares upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred shares results in a higher valuation of the ordinary shares.

U.S. Securities and Exchange Commission
December 8, 2023

-	The Preliminary Price Range represents a future price for the Company’s ordinary shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the ordinary shares as of all of the share-based awards grant dates described above represent contemporaneous estimates of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the ordinary shares through the previous grants and the Preliminary Price Range. During December 31, 2021 and June 30, 2023, the Company has gradually reduced its DLOM from 21% to 7% in the model to reflect the higher probability of a near term IPO given the completion of critical steps in the IPO process mentioned above. In addition, as the public filing of the No.2 amendment to registration statement on Form F-1 relating to this offering on November 27, 2023 further reduced the uncertainties associated with the Company’s initial public offering, the discount for lack of marketability would be significantly lowered from 7% as of June 30, 2023 to 0% upon the completion of this offering; Under a 100% probability of a successful initial public offering, a change in percentage of DLOM leads to a corresponding change to the fair value of the ordinary shares. Meanwhile, as the Preliminary Price Range necessarily assumes the successful completion of an IPO, subject to market conditions, the Preliminary Price Range does not take into account alternative outcomes that could yield lower valuations, such as an M&A event.

-	the Preliminary Price Range reflects the assumed substantial increase in the Company’s cash position after receiving the net proceeds from the IPO;

-	the Preliminary Price Range reflects the Company’s anticipated improved ability to raise equity and debt capital going forward and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly-traded company; and

-	the Preliminary Price Range reflects an expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and for other strategic transactions.

Additional factors attributable to the differences between the valuations of ordinary shares as of December 30, 2021 to June 30, 2023

The increase in the fair value of the ordinary shares of the Company from US$0.21 per ordinary share as of December 30, 2021 to US$0.32 per ordinary share as of June 30, 2023, was also attributable to the following factors.

-	The Company’s assumptions of its business developments changed under the environment that most of the travel restrictions and quarantine requirements has been lifted by China in December 2022. Beginning in 2020, outbreaks of COVID-19 and the recurrence of outbreaks in certain provinces of China since December 2021 resulted in the temporary closure of many corporate offices, hardware stores, manufacturing facilities and factories in the affected regions, which has adversely affected the MRO procurement demand and product shipping and delivery activities.

-	Pursuant to the HFCAA, the Company’s ADSs may be prohibited from trading in the United States if the PCAOB is unable to inspect or investigate completely auditors located in China. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a report that removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms, which reduced the risk of delisting of the Company’s ADSs under HFCAA. In addition, given completion of critical steps in the IPO process, including the completion of annual audits and interim reviews of the Company’s financial statements, and the multiple confidential submissions of draft registration statement on Form F-1 to the Commission made in 2022, the Company increased its estimated probability of a successful initial public offering from 40% as of December 30, 2021 to 70% since January 18, 2023.

U.S. Securities and Exchange Commission
December 8, 2023

Additional factors attributable to the differences between the valuations of ordinary shares as of June 30, 2023 to the mid-point of Preliminary Price Range for this offering

The increase in the fair value of the ordinary shares of the Company from US$0.32 per ordinary share as of June 30, 2023, to US$0.47 per ordinary share, the mid-point of Preliminary Price Range for this offering, was also attributable to the following factors.

-	Increased GMV. The Company witnessed a significant increase in its monthly GMV and the growth rate starting in the third quarter of 2023. The monthly GMV increased from RMB969 million in September 2023 to RMB1,117 million November 2023, and the year-over-year growth rate increased from 13.5% to 27.7% during the same periods.

-	Recovery in industrial enterprises’ businesses and fruitful sales team optimization efforts.

■	China’s export and import value both rose sequentially in September 2023 and the year-over-year profit growth of industrial enterprises above designated sizes in China turned positive in August 2023 for the first time since the second half of 2022, according to China Customs. The Company believes the strong rebound in industrial enterprises’ businesses will drive their increasing demands for MRO procurement services, which will further drive the Company’s strong business growth.

■	The Company’s sales team optimization efforts started to bear fruit in the third quarter of 2023, demonstrated by its centralized customer management and customer acquisition for higher cost efficiency as well as its provision of customer services closer to the client and more onsite services. The Company believes its optimization in client coverage and client services will cultivate client loyalty and further drive its business growth.

-	Steady execution of international footprint expansion plan. In the third quarter of 2023, the Company has achieved concrete progress in its plan to expand its international footprint on the fronts of local talent recruitment, product strategy formation and establishment of sales channel.

As a result of the above factors, the Company’s expectations for its business and financial performance have increased relative to June 30, 2023.

Based on the foregoing, the Company considers that the difference between the recent valuations of its ordinary shares used in connection with the share-based awards grants for financial reporting purposes and the preliminary IPO price is not unreasonable.

Difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months

There has been no equity issuance taken place through the date of effectiveness for the preceding twelve months, i.e. for the period from December 2022 to December 2023.

*      *     *

U.S. Securities and Exchange Commission
December 8, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com, or Anthony Chen, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (755) 8261-8264 or via email at anthony.chen@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

Enclosures

cc:	Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited

Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis

Mr. Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP